Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust (TSX - PWT.UN; NYSE - PWE) resumes partial production at its Wildboy property

    CALGARY, June 8 /CNW/ - Penn West Energy Trust ("Penn West") wishes to report that, following a fire on May 13, 2007, it has successfully resumed production of approximately 28 million cubic feet per day of natural gas at its 100 percent owned Wildboy gas plant in Northern British Columbia. The current production represents approximately 56 percent of the pre-fire level.
Penn West expects the remainder of the pre-fire natural gas production will resume by October 2007, after the reconstruction of the gas plant tank farm and adjacent equipment that was destroyed in the fire.
    Penn West carries both property and business interruption insurance for the Wildboy gas plant that provides a $200 million limit subject to certain deductibles. The dollar limit of the policy is expected to be sufficient to cover all claims related to the fire. The deductible portion of the property insurance is $500,000 and will be borne by Penn West in the reconstruction of the facilities. The deductible portion of our business interruption insurance is a period of 720 hours. As a result, the value of production lost from
May 13, 2007 to June 11, 2007 will be borne by Penn West. This portion of the lost production is expected to reduce production and related operating margins to be reported by approximately 2,400 barrels of oil equivalent, or approximately two percent, in the second quarter of 2007 and approximately 600 barrels of oil equivalent per day, or approximately one-half of one percent, in the 2007 calendar year. Subsequent to June 11, 2007, Penn West expects its business interruption insurance will compensate for the dollar value of lost production incurred between the expiration of the deductible period until such time as full production is restored.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    Forward looking statements

    In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document, including, without limitations, statements with respect to the timing for the resumption of production, the sufficiency of our insurance to cover all claims related to the fire, and production and operating margin estimates, constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future oil and natural gas production levels; future exchange rates; the sufficiency of our insurance; construction timing; and our ability to obtain all necessary approvals.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; general economic conditions in Canada, the U.S. and globally; demand for construction services;
unexpected construction delays; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of Penn West's oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the merger with Petrofund Energy Trust and the Acquisition; and the other factors described in Penn West's public filings (including our Annual Information
Form) available in Canada at www.sedar.com and in the United States at
www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 19:59e 08-JUN-07